

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170170

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Time Warner Inc.
Incoming letter dated February 7, 2017

Dear Ms. Zyskowski:

This is in response to your letter dated February 7, 2017 concerning the shareholder proposal submitted to Time Warner by David Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David Ridenour
***FISMA & OMB Memorandum M-07-16***

February 21, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Time Warner Inc.
Incoming letter dated February 7, 2017

The proposal relates to a report.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Time Warner's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Time Warner relies.

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

February 7, 2017

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
*Shareholder Proposal of David Ridenour*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from David Ridenour (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> **Resolved:** The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Time Warner's assessment of the political activity and lobbying resulting from its media outlet and its exposure to risk resulting therefrom.
>
> **Supporting Statement**
>
> Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. In this highly-charged political environment, the Company's politicized news operations presents reputational and financial risk.
>
> Some news organizations have faced backlash and even boycotts over political corruption and collusion. Time Warner's Board should be made aware of such risks and inform the shareholders of its findings.

The "whereas" paragraphs preceding the Proposal assert that "[a]ny company funds used to operate Time Warner's politicized media outlet is corporate political spending," that "[r]ather than news or opinion, these actions more closely represent lobbying and electioneering," and that "Time Warner's operation of a politicized media organization necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information;

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

**BACKGROUND**

On December 20, 2016, the Proponent submitted the Proposal to the Company via FedEx, which the Company received on December 22, 2016. *See* Exhibit A. Proof of the Proponent's ownership of Company securities did not accompany the Proposal. *See* Exhibit A. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, in a letter dated and sent on January 3, 2017, within 14 calendar days of the date when the Company had received the Proposal, the Company notified the Proponent of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company clearly informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiency. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the 'record' holder of . . . [the Proponent's] shares (usually a broker or a bank) verifying that . . . [the Proponent] continuously held the required number or amount of Company shares for the one-year period preceding and including December 20, 2016"; and

- that any response to the Deficiency Notice had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). As confirmed by FedEx tracking records, attached hereto as Exhibit C, the Deficiency Notice was delivered to the Proponent on January 4, 2017. The Proponent's response was required to be postmarked or transmitted electronically by January 18, 2017, 14 days after the Proponent's first receipt of the Deficiency Notice.

The Company has received no correspondence from the Proponent since the Deficiency Notice was delivered to him on January 4, 2017.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rules 14a-8(b) And 14a-8(f) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required 14-day time period. As discussed below, the Company satisfied this obligation under Rule 14a-8 by timely transmitting to the Proponent the Deficiency Notice. Therefore, the Company may exclude the Proposal under Rule 14a-8(f) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) in a timely manner in response to the detailed and timely Deficiency Notice.

The Staff consistently has concurred in the exclusion of proposals when proponents have failed, following a timely and proper request by a company, to furnish evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *General Electric Co.* (avail. Jan. 6, 2016), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent's proof of ownership documented that the proponent owned shares as of a date more than ten years before the proposal was submitted. Similarly, in *Bank of America Corp.* (avail. Feb. 28, 2014), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent's proof of ownership documented that it was a shareholder for one year and that at some point during that period it beneficially owned at least $2,000 in market value. Just as in those letters, the Proponent has failed to demonstrate his continuous ownership of the required shares of the Company's stock following a timely and proper request by the Company. Therefore, the Proposal, including its supporting statements, is excludable under Rules 14a-8(b) and 14a-8(f).

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

### *A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Content of The Company's News Programming*

The Proposal requests the Board of Directors (the "Board") report to shareholders an "assessment of the political activity and lobbying activity resulting from its media outlet and its exposure to risk resulting therefrom." We believe the Proposal is excludable under Rule 14a-8(i)(7) because it targets the Company's news programming content, which relates to the ordinary business of the Company, including managing the nature, content and presentation of its television programming.

The nature, content and presentation of television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareholder proposal process under Rule l4a-8(i)(7). The Proposal seeks shareholder action on matters relating to the conduct of the ordinary business operations of the Company's "media outlet," and the supporting statement adds "Time Warner operates at least one politicized news organization." Although the Proposal does not refer to CNN by name, CNN is the Company's highest profile and most-watched news network. One of the primary purposes of CNN, and the Company's other news businesses, is the delivery of news and information to audiences – on television, mobile and other platforms. In operating its news businesses, the Company's management must make decisions as to what constitutes news, which news should be broadcast, the content of the news, and how that news should be researched, reported and presented, as well as which professionals should be assigned to research, analyze and present the news. Additionally, the Company must also take into consideration its responsibilities relating to the interests protected by the First Amendment when making these decisions. As a result of the number, variety and complexity of issues related to managing the content of the Company's news programming, these decisions require the expertise of the Company's management and are not matters that can, "as a practical matter, be subject to direct shareholder oversight."

The Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) because they concerned decisions relating to the content of news programming. For example, in *CBS Corp.* (avail. Mar. 22, 2013), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) that requested that "the board of directors ensure that CBS's news programming adheres to CBS's corporate policy concerning accurate reporting, and that the board should report to shareholders with regard to this issue," noting that "the proposal relates to the content of news programming. Proposals that concern the nature, presentation, and content of television programming are generally excludable under rule 14a-8(i)(7)." *See also General Electric Co.* (avail. Dec. 10, 2009) (concurring in the exclusion of a proposal requesting that "the GE-NBC news department should cease all its liberal editorializing" on grounds that it "relates to the content of news programming"). Additionally, the Staff has consistently agreed that the nature, presentation and content of media programming relate to a company's ordinary business. *See, e.g.*, *Netflix, Inc.* (avail. Mar. 14, 2016) (concurring with the exclusion of a proposal requesting that "the company issue a report describing how company management identifies, analyzes and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians and other indigenous peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making" as relating to "nature, presentation and content of programming and film production"); *Comcast Corp.* (avail. Mar. 24, 2015) (concurring with the exclusion of a proposal requesting that the company "provid[e] oversight and public reporting" regarding smoking and other matters that may endanger young people's well-being or otherwise harm the reputation of the company as relating to "the nature, presentation and content of programming and film production"); *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring with the exclusion of a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products because the proposal related to the nature, presentation and content of programming); *General Electric*

*Co.* (avail. Feb. 1, 1999) (concurring with the exclusion of a proposal requesting that the company's Board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that the proposal related to the content of programming).

As with the proposal at issue in *CBS*, the Proposal, by focusing on the content of the Company's news programming, relates to the Company's ordinary business operations of managing the nature, presentation and content of television programming, which is a core function of the Company's management. Consequently, as in the precedents cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

*B. The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On A Significant Policy Issue*

In the 1998 Release, the Commission clarified that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." This approach allows shareholders to have the "opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." *See* 1998 Release.

Here, the resolved clause of Proposal focuses on "the political activity and lobbying resulting from its media outlet," which is not a recognized significant policy issue. The Staff, in *Pfizer Inc.* (avail. Jan. 26, 2017) and *Bristol-Myers Squibb Co.* (avail. Jan. 26), recently concurred with the exclusion of two similar proposals requesting reports focused on "the political activity resulting from [the companies'] advertising," with the Staff noting that the proposals related to "ordinary business operations." In the Proposal, the Proponent tries to connect the Proposal to a significant policy issue in the "whereas" paragraphs preceding the Proposal by attempting to broaden the definition of "political spending" to include *any* spending by the Company to operate its media outlet by asserting that:

- "Any company funds used to operate Time Warner's politicized media outlet is corporate political spending";
- "Rather than news or opinion, these actions more closely represent lobbying and electioneering"; and
- "Time Warner's operation of a politicized media organization necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to

> influence the public, or segments thereof, with respect to elections or referendums."

The Proponent's definition of "political spending" encompasses day-to-day expenses such as lighting, cameras, microphones, studio equipment and office and studio space, all of which are ordinary business costs and are clearly unrelated to a significant policy issue. Further, Company funds used to operate its media outlet should not be characterized as "political spending" because these funds are used to run the Company's news *businesses*. If the Staff recognizes the Proponent's definition of "political spending," then every single expenditure by the Company with respect to its news businesses would be deemed "political spending." We ask the Staff to reject this definition and follow the recent precedent it established in *Pfizer* and *Bristol-Myers Squibb*.

Even if the Staff did agree with the Proponent's definition of "political spending," this Proposal would still not focus on a significant policy issue because it does not relate to the Company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). *See, e.g.*, *Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal requesting a policy prohibiting use of corporate funds for any political election or campaign purposes was not excludable because it focused primarily on the company's general political activities); *General Electric Co. (Barnet et al.)* (avail. Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations); *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984) (proposal that the company publish a statement summarizing its political contributions was not excludable because it involved general political activities and not specific activities that relate directly to the company's ordinary business operations). Here, the Proposal does not focus on the Company's political contributions or other "general political activity," but rather on the operations of one part of its large media business, which includes, but is not limited to, cable networks, premium pay television services and feature film production.

As noted above, the Proposal does not focus on a significant policy issue because it would expand the definition of "political spending" to encompass every spending decision the Company makes with respect to its news businesses. Thus, since the Proposal concerns matters relating to the Company's ordinary business operations, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

## III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Proposal is excludable under Rule 14a-8(i)(3) because it contains vague and misleading terms and references that fail to make clear what actions the Company should undertake if the Proposal were adopted. The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (avail. Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *PetSmart Inc.* (avail. Apr. 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Peoples Energy Corp.* (avail. Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or 'reckless neglect'").

The Proposal requests the Board prepare an "assessment of the political activity and lobbying *resulting* from its media outlet and its exposure to risk resulting therefrom" (emphasis added). The phrase "assessment of the political activity and lobbying resulting from its media outlet" is key to the Proposal because it is the very subject matter that the report is analyzing. The Proposal gives no guidance with respect to how this assessment should take place, and similar to the proposals in *PetSmart* (failing to explain the reference to "the law"), *Peoples Energy* (failing to explain the reference "reckless neglect"), *Puget Energy*, *Berkshire Hathaway* and *Boeing*, the Proposal does not expand upon the meaning of this key phrase. For example, it is not clear whether the assessment is intended to be of political activity and lobbying by (i) third parties appearing or advertising on the Company's media outlet, (ii) CNN journalists reporting on activities of elected or appointed government officials, other politicians or political parties, (iii) other news reporting by CNN or (iv) other activities by the Company's media outlet that the Proponent might consider political activity and lobbying by a media outlet. Additionally, the term "political activity" is not defined by the Proponent, and without further guidance this term is materially vague.

The Proposal does not provide needed guidance to enable the Company and its shareholders to necessarily come to the same conclusion regarding the Proposal's materially vague and indefinite statements or to determine with reasonable certainty exactly how the Proponent intends the Proposal to be implemented. As such, neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty what actions or measures the Proposal requires. The Proposal, therefore, should be excluded on the basis that it is so vague and indefinite as to be inherently misleading.

**CONCLUSION**

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you any additional information you would like to receive and answer any questions you may have regarding this subject. Correspondence regarding this letter should be sent to me at shareholderproposals@gibsondunn.com.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's Deputy General Counsel, at (212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,



Lori Zyskowski

Enclosures

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
David Ridenour

**EXHIBIT A**

***FISMA & OMB Memorandum M-07-16 ***

December 20, 2016

Via FedEx

Paul Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Washington,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Time Warner Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Time Warner Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Ridenour, ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Enclosure: Shareholder Proposal

**Political Risk Exposure**

**Whereas**, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying.

Time Warner Inc. has a strong record of providing transparency regarding its direct political spending.

Exposés by WikiLeaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Any company funds used to operate Time Warner's politicized media outlet is corporate political spending. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Time Warner's operation of a politicized media organization necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums.

Time Warner operates at least one politicized news organization.

**Resolved**: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Time Warner's assessment of the political activity and lobbying resulting from its media outlet and its exposure to risk resulting therefrom.

**Supporting Statement**

Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. In this highly-charged political environment, the Company's politicized news operations presents reputational and financial risk.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Time Warner's Board should be made aware of such risks and inform the shareholders of its findings.

ORIGIN ID:ZFOA (202) 543-4110
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**EXHIBIT B**

# TimeWarner

**Robert K. Kane**
Assistant General Counsel

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED
Mr. David Ridenour

***FISMA & OMB Memorandum M-07-16 ***

January 3, 2017

**Re: Proposal Submitted to Time Warner Inc.**

Dear Mr. Ridenour:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 22, 2016, a shareholder proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered shareholders and could not confirm your ownership of shares of the Company's common stock.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 20, 2016). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 20, 2016); or

2. if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7932 • F 212.858.5740 • bob.kane@timewarner.com





a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 20, 2016).

2. If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 20, 2016). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 20, 2016), the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by email to me at Bob.Kane@timewarner.com.

If you have any questions with respect to the foregoing, please contact me at (212) 484-7932. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Robert Kane
Assistant General Counsel

Enclosures

## Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

*Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

### Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

## E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

## F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

**EXHIBIT C**

# FedEx ® Tracking

*** FISMA & OMB Memorandum M-07-16 ***

| Ship date: | | Actual delivery: |
|---|---|---|
| **Tue 1/03/2017** | Delivered | **Wed 1/04/2017 10:57 am** |
| New York, NY US | *Signature not required* | Laurel, MD US |

## Travel History

| ▲ Date/Time | Activity | Location |
|---|---|---|
| - 1/04/2017 - Wednesday | | |
| 10:57 am | Delivered<br>Left at front door. Package delivered to recipient address - release authorized | Laurel, MD |
| 8:55 am | On FedEx vehicle for delivery | CROFTON, MD |
| 8:28 am | At local FedEx facility | CROFTON, MD |
| 4:56 am | At destination sort facility | BALTIMORE, MD |
| 3:30 am | Departed FedEx location | NEWARK, NJ |
| - 1/03/2017 - Tuesday | | |
| 10:39 pm | Arrived at FedEx location | NEWARK, NJ |
| 9:55 pm | Left FedEx origin facility | NEW YORK, NY |
| 6:02 pm | Picked up | NEW YORK, NY |
| 3:19 pm | Shipment information sent to FedEx | |

## Shipment Facts

| | | | |
|---|---|---|---|
| **Tracking number** | *** FISMA & OMB Memorandum M-07-16 *** | **Service** | FedEx Priority Overnight |
| **Weight** | 1 lbs / 0.45 kgs | **Delivered To** | Residence |
| **Total pieces** | 1 | **Total shipment weight** | 1 lbs / 0.45 kgs |
| **Terms** | Third Party | | |
| **Shipper reference** | *** FISMA & OMB Memorandum M-07-16 *** | **Purchase order number** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Special handling section** | Deliver Weekday, Residential Delivery | **Packaging** | Your Packaging |
| | | **Standard transit** | 1/04/2017 by 10:30 am |